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                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C. 20549

                                   AMENDMENT NO. 14
                                         to
                                     SCHEDULE 13D

                      Under the Securities Exchange Act of 1934


                                  STAR BUFFET, INC.
                                --------------------
                                  (Name of Issuer)

                                    Common Stock
                                   --------------
                            (Title of Class of Securities)

                                     855086-10-4
                                    (CUSIP Number)

                                  Robert E. Wheaton
                                  Star Buffet, Inc.
                                 420 Lawndale Drive
                             Salt Lake City, Utah 84115
                                  (801) 463-5500


                                   April 6, 2001

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 3d-1(b) (3) or (4), check the following [ ].

Check the following box if a fee is being paid with the statement [ ].


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CUSIP NO.: 855086-10-4

(1)  NAME OF REPORTING PERSON:

     S.S. or I.R.S IDENTIFICATION NO. OF ABOVE PERSON:

        Robert E. Wheaton

(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

     (a)            (b)

(3)  SEC USE ONLY

(4)  SOURCE OF FUNDS: PF

(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 3(d) or 3(e)

(6)  CITIZENSHIP OR PLACE OF ORGANIZATION: United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     (7)  SOLE VOTING POWER:               1,103,300 as of April 6, 2001

     (8)  SHARED VOTING POWER:             0

     (9)  SOLE DISPOSITIVE POWER:          1,103,300 as of April 6, 2001

     (10) SHARED DISPOSITIVE POWER:        0

(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,103,300 shares + 269,237 shares in exercisable stock options

(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: [ ]

(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 42.6% (inclusive of stock options) as of April 6, 2001.

(14) TYPE OF REPORTING PERSON: PN

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Item 1 (a) Title of Class of Securities:

                Common Stock       $.001 Par Value

       (b) Name of Issuer:

                Star Buffet, Inc.

       (c) Address of Issuer's Principal Executive Offices:

                420 Lawndale Drive
                Salt Lake City, Utah 84115

Item 2 (a) Identity and Background of Reporting Person:

                Robert E. Wheaton

       (b) Business Address:

                420 Lawndale Drive
                Salt Lake City, Utah 84115

       (c) Principal Occupation and Business Address:

                Chairman, President and Chief Executive Officer
                STAR BUFFET, INC.
                420 Lawndale Drive
                Salt Lake City, Utah 84115

       (d) Reporting Person has never been convicted in any criminal proceeding, excluding traffic violations.

       (e) Reporting Person has never been a party to a civil proceeding or a judicial or administrative body of competent jurisdiction wherein such a proceeding resulted in or was subject to a judgment, degree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3 - Source and Amount of Funds or Other Consideration:

         The transaction which subjected Reporting Person to this filing requirement occurred on April 6, 2001, wherein Reporting Person's ownership interest in Issuer was increased to 42.6% of the issued and outstanding common stock of Issuer, including exercisable options, as a result of the purchase of Reporting Person of shares of common stock of the Issuer on the open market as follows:

                 April 6, 2001                78,100

             for an aggregate purchase price of $190,368.75.

Item 4 - Purpose of Transaction:

         Reporting Person purchased such shares of Issuer's stock referred to above for the purpose of investment.

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Item 5 - Interest in Securities of Issuer:

         (a) Amount Beneficially Owned:

                    1,103,300 + 269,237 shares in exercisable stock options as of April 6, 2001

             Percent of Class:

                    Approx. 42.6% (includes exercisable stock options) as of April 6, 2001

          (b) Number of Shares as to which such person has:

              (i)   Sole power to vote or to direct the vote:

                         1,103,300 shares

              (ii)  Shared Power to vote or to direct the vote:

                         NONE

              (iii) Sole power to dispose or to direct the disposition:

                         1,103,300

              (iv)  Shared power to dispose or to direct the disposition of:

                          NONE

          (c) None.

          (d) NOT APPLICABLE

          (e) NOT APPLICABLE

Item 6 - Contracts, Arrangements, Understandings or Relationships with Respect to Securities of Issuer:

              NONE

Item 7 - Material filed as Exhibits in support of transaction prompting filing:

              NONE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 18, 2001

         /s/  Robert E. Wheaton
        -------------------------
         Robert E. Wheaton
         Chairman, President and
         Chief Executive Officer

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